UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form  40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

NuMiner Sales and Purchase Agreement

On February 3, 2022, Sphere 3D Corp. ("Sphere" or the "Company") entered into a Sales and Purchase Agreement with NuMiner Global, Inc. ("NuMiner") (the "Purchase Agreement"), pursuant to which the Company has agreed to purchase from NuMiner 60,000 net-generation NuMiner bitcoin miners for an aggregate purchase price of up to $1.7 billion.  Pursuant to the Purchase Agreement and subject to regulatory approval, the purchase price will include $29 million in cash, 12,537,000 Sphere common shares and 120,708 Series I Preferred Shares of Sphere, which are convertible into 120,708,000 common shares upon receipt of shareholder approval of such conversions, a Sphere option to utilize up to $1.1 billion in vendor purchase financing and up to approximately $185 million of additional milestone payments upon the achievement of certain metrics.

Additional information with respect to this transaction is set forth in the Company's press release dated February 3, 2022, a copy of which is annexed hereto as Exhibit 99.2.

The foregoing summary of the terms of the Purchase Agreement and the terms of the Series I Preferred Shares are subject to, and qualified in its entirety by reference to the full text of the Purchase Agreement and the form of Certificate of Designation of Preferences, Rights and Limitations of Series I Convertible Preferred Stock, respectively, which are filed as Exhibits 99.1 and 99.3, respectively, to this Current Report on Form 6-K.

SUBMITTED HEREWITH

Exhibits

99.1	Sales and Purchase Agreement dated February 3, 2022 between Sphere 3D Corp. and NuMiner Global Inc.
99.2	News Release dated February 3, 2022
99.3	Form of Certificate of Designation of Preferences, Rights and Limitations of Series I Convertible Preferred Stock

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: February 4, 2022	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer